12011600

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8- 39058 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Annuities Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive
(No. and Street)

Shelton, CT 06484-0883
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda M. Doganay 973-802-4449
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB
4/03

# OATH OR AFFIRMATION

I, Yolanda M. Doganay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Annuities Distributors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DIONE DAVIS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 4/7/2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Prudential Annuities Distributors, Inc.

**Statement of Financial Condition**
**December 31, 2011**

SEC. I.D. No. 8-39058
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

**Prudential Annuities Distributors, Inc.**
**Index**
**December 31, 2011**

Page(s)

pwc

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Prudential Annuities Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2012

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Prudential Annuities Distributors, Inc.
## Statement of Financial Condition
## December 31, 2011

*(dollars in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 6,533 |
| Accounts receivable | | 43 |
| Prepaid commissions | | 8,849 |
| Prepaid expenses and other assets | | 543 |
| Federal income tax receivable from parent | | 149 |
| Total assets | $ | 16,117 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Due to affiliates, net | $ | 8,867 |
| Accounts payable, accrued expenses and other liabilities | | 13 |
| Total liabilities | | 8,880 |
| Commitments and contingent liabilities (Note 5) | | |
| Stockholder's Equity | | |
| Common stock ($1 par value, 1,000 shares authorized, issued and outstanding) | | 1 |
| Additional paid in capital | | 6,995 |
| Retained earnings | | 241 |
| Total stockholder's equity | | 7,237 |
| Total liabilities and stockholder's equity | $ | 16,117 |

The accompanying notes are an integral part of this statement of financial condition.

*(dollars in thousands)*

## 1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company"), organized in May 2003, with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc., which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation ("PALAC"). Beginning in March 2010, PALAC, ceased offering its existing variable life and annuity products. As more fully described in Note 4, the Company has arrangements with PALAC relating to the receipt of commission revenue and management and administrative fee income. In addition, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment.

In addition, the Company and Prudential Investment Management Services, LLC ("PIMS"), an affiliate, are co-distributors and underwriters of a legacy mutual fund product. As per the terms set forth in the underwriting and distribution agreement, the legacy mutual funds are in run-off and are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M (formerly Class B) shares and Class X shares ("the Funds"), which is used to offset associated distribution and service fee expense.

As more fully described in Note 4, as of June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter"). Under the terms of the agreements, the underwriter pays the Company, as the wholesaler for servicing contracts, a marketing allowance of 125 basis points of all premium paid under variable contracts issued to customers.

The Company has extensive transactions and relationships with Prudential and other affiliates, (as more fully described in Note 4.) Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

## 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The audited statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The Company did not have any significant estimates for the period.

*(dollars in thousands)*

Commissions are earned from the sale of variable life insurance and variable annuity contracts issued by PLAZ, PLNJ, and PICA, and renewal business for PALAC. The Company earns commissions from PALAC, PLAZ, PLNJ, and PICA. Commission income and the associated commission expense are recorded on trade date.

The Company receives distribution and service fees or contingent deferred sales charges ("CDSC") associated with the distribution and servicing of the Class M and Class X shares of a legacy mutual fund.

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

The accompanying statement of financial condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity. In addition, under the terms of the agreements with PICA, PLAZ and PLNJ noted above, the Company is reimbursed for the costs and expenses it incurs in connection with carrying out the terms of the agreements.

The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents.

## 3. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates join in the filing of a consolidated state income tax return.

Pursuant to the Prudential tax allocation agreement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax liabilities of $0.3 related to unrealized gains on investments at December 31, 2011.

The Company follows the Income Tax Uncertainties guidance which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2011.

In 2011, Prudential reached agreement with the Internal Revenue Service ("Service") on the examination on the consolidation of US Federal Income Tax year 2004 through 2006. For the consolidated U.S. Federal income tax years 2007 through 2011 the Company participated in the Service's Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements

*(dollars in thousands)*

in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the Service's completion of its examination of the return.

## 4. Related Party Transactions

As discussed in Note 1, the Company has arrangements with PALAC whereby the Company earns renewal commission income from the sale of variable life insurance and variable annuity contracts issued by PALAC. The Company is the principal underwriter on these contracts and earns compensation in accordance with its underwriting agreement with PALAC, whereby the Company earns commissions for acting as principal underwriter, and the Company incurs commission expense to broker-dealer organizations. PALAC, as paying agent, makes all cash payments on behalf of the Company.

The Company has an arrangement with PALAC whereby the Company earns management and administrative fee income from PALAC as compensation for services performed.

Under the terms of the distribution and principal underwriting agreements discussed in Note 1, PICA, PLAZ and PLNJ (the "insurance companies") are responsible for payment of commissions on the sale of variable annuity products issued by the insurance companies. The insurance companies reimburse the Company for costs and expenses incurred in connection with the agreements.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment.

At December 31, 2011, the Due to affiliates, net balance of $8,867 reported in the statement of financial condition is primarily a result of the activities described above. Certain balances included in Due to affiliates, net on the statement of financial condition have been recorded net in accordance with ASC 210-20.

As discussed in Note 1, the Company is co-distributor of the legacy mutual fund product with PIMS, and the Funds are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M and Class X shares.

Cash and cash equivalents of $6,533 represents 6,531,660 shares of a Prudential money market mutual fund distributed by PIMS.

## 5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's statement of financial condition.

*(dollars in thousands)*

**6. Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $4,352, which was $3,760 in excess of its required net capital of $592. The Company's ratio of aggregate indebtedness to net capital was 2.04 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(i) of that Rule.

**7. Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2011 that would require recognition or disclosure in this statement of financial condition through the issuance date of this statement of financial condition.